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EXHIBIT 99.2

Form of Proxy

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class COMMON SHARES Holder Account Number C1234567890 IND Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual General Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. In order for this proxy to be effective, it must be validly signed and submitted so that it is received by Suncor Energy Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Annual General Meeting or any adjournment or postponement thereof. 9. This proxy should be read in conjunction with the Notice of Annual General Meeting, the Notice of Availability of Proxy Materials and the Management Proxy Circular of Suncor Energy Inc. dated February 27, 2020. Fold Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Monday, May 4, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. To Vote by Fax Complete, sign and date the reverse hereof. Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. To Vote Using the Telephone To Vote Using the Internet • • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • • If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. 123456789012345 CONTROL NUMBER CPUQC01.E.INT/000001/i1234 01JVVB Form of Proxy - Annual General Meeting of Suncor Energy Inc. to be held on May 6, 2020

. MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder I/We, being holder(s) of Suncor Energy Inc. hereby appoint: Michael M. Wilson, or failing him, Mark S. Little Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Suncor Energy Inc. to be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on May 6, 2020 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Election of Directors - The election of the following nominees as directors of Suncor Energy Inc. until the close of the next annual general meeting. Withhold Withhold Withhold 01. Patricia M. Bedient 02. Mel E. Benson 03. John D. Gass Fold 04. Dennis M. Houston 05. Mark S. Little 06. Brian P. MacDonald 07. Maureen McCaw 08. Lorraine Mitchelmore 09. Eira M. Thomas 10. Michael M. Wilson Withhold 2. Appointment of Auditors – Appointment of KPMG LLP as auditor of Suncor Energy Inc. for the ensuing year. Against 3. Advisory Resolution on Executive Compensation – To accept the approach to executive compensation disclosed in the Management Proxy Circular of Suncor Energy Inc. dated February 27, 2020. Fold To vote in the proxy holder’s discretion on any amendments or variations to the matters identified above or such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date DD / MM / YY Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail. Annual Report – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 999999999999 S U N Q 291055 AR2 01JVWD For For For For For HIGHLIGHTED TEXT

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  EXHIBIT 99.2
Form of Proxy